

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2009

Mr. Jacov Vaisman
Chief Executive Officer and President
Advanced Medical Institute, Inc.
Level 4, Terrace Tower, 80 William Street
Sydney, NSW
Australia 2000

   Re: **Advanced Medical Institute, Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2008
      Filed October 14, 2008
      Form 10-Q for Fiscal Quarter Ended December 31, 2008
      Filed February 17, 2009
      File No. 000-29531

Dear Mr. Vaisman:

   We mailed a comment letter to you on the above captioned filings on May 1, 2009, to the address listed on your Form 10-K for the fiscal year ended June 30, 2008. A copy of our letter sent May 1, 2009 is attached to this letter.

   As appropriate, please amend your filings and respond to the comments in our letter dated May 1, 2009, within 10 business days or tell us when you will provide us with a response.

   Please contact Louis Rambo at (202) 551-3289 with any questions.

            Sincerely,

            John Reynolds
            Assistant Director